

HERITAGE
COMMERCE CORP

Special Meeting of Shareholders
September 15, 2010


Member FDIC
Equal Housing Lender

Forward Looking Statement Disclaimer

This presentation may contain forward looking statements. Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. You should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. Factors that could affect our forward looking statements are found in the reports we file with the SEC.

HERITAGE
COMMERCE CORP

Conversion of Preferred Stock

Series B Preferred Stock

- 53,996 shares of Series B Preferred Stock

- Automatically converts into an aggregate of 14,399,000 shares of Common Stock

- Based on the initial conversion price of $3.75

- Approval of the conversion by our shareholders today

- No Series B Preferred Stock will be outstanding as of the first business day following shareholder approval

Series C Preferred Stock

- 21,004 shares of Series C Preferred Stock

- Automatically converts into an aggregate of 5,601,000 shares of Common Stock

- Based on the initial conversion price of $3.75

- Both of the following are required for conversion:
    1. Approval of the conversion by our shareholders today, and
    2. A subsequent transfer of the Series C Preferred Stock to third parties not affiliated with the holder in a widely dispersed offering

- Until a transfer, the Series C Preferred Stock remains outstanding
    1. Same dividends as Common Stock, if declared
    2. Non-voting on most matters

HERITAGE
COMMERCE CORP

Pro Forma Capital Ratios –

Conversion of Series B & Series C Preferred Stock

(Dollars in thousands, except share data)

	Heritage Commerce Corp					
Capital Ratios	Actual 3/31/2010	Actual 6/30/2010	Conversion of Series B & Series C Preferred Stock	Pro Forma 6/30/2010	Peer Group*	Regulatory Well-Capitalized Ratios
Tangible Common Equity to Tangible Assets	6.44%	5.68%		11.07%	7.05%	N/A
Leverage	10.19%	8.65%		14.01%	8.75%	5.00%
Tier 1 Risked-based Capital	11.88%	10.73%		17.39%	12.15%	6.00%
Total Risk-based Capital	13.14%	18.66%		18.66%	13.84%	10.00%
Capital Structure						
Total Common Equity	$ 129,750	$ 77,229	$ 69,984	$ 147,213		
Series A Preferred Stock	38,339	38,431		38,431		
Qualifying TRUPs	23,000	23,000		23,000		
Adjustments	2,412	569		569		
Disallowed Deferred Tax Assets	(15,368)	(23,130)		(23,130)		
Goodwill & Intangibles	(46,626)	(3,302)		(3,302)		
Tier 1 Capital	131,507	112,797	69,984	182,781		
Series B Preferred Stock	-	50,385	(50,385)	-		
Series C Preferred Stock	-	19,599	(19,599)	-		
Qualifying Allowance for Loan Losses	13,999	13,311		13,311		
Total Risk-based Capital	$ 145,506	$ 196,092	$ -	$ 196,092		
Total Assets	$ 1,336,576	$ 1,303,760	$ -	$ 1,303,760		
Total Leverage Assets	$ 1,290,135	$ 1,304,239	$ -	$ 1,304,239		
Total Risk-weighted Assets	$ 1,107,092	$ 1,050,949	$ -	$ 1,050,949		
Book Value Impact						
Common Shares (equivalents)	11,820,509	11,820,509	20,000,000	31,820,509		
Book Value Per Share	$ 10.98	$ 6.53		$ 4.63		
Tangible Book Value Per Share	$ 7.03	$ 6.25		$ 4.52		

*Peer group is based on the June 30, 2010 Bank Holding Company Performance Report issued by the Board of Governors of the Federal Reserve System and consists of institutions with assets between $1 billion and $3 billion. This report is available at www.ffiec.gov.

HERITAGE COMMERCE CORP

Reasons for Capital Raise

- Provide added insulation to weather future impacts from the continued weak economic environment

- Increase capital ratios since we believe that the regulatory environment will eventually require higher Tier 1 (and common) equity

- Increase capital to mitigate formal "Written Agreement" issues

- Provide capital for future growth

- Provide capital for potential TARP repayment

HERITAGE
COMMERCE CORP

Contact Information



Walter T. Kaczmarek
President and Chief Executive Officer
408.494.4500

Dan T. Kawamoto
Executive Vice President
Chief Administrative Officer
408.534.4935

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer
408.494.4562

Raymond Parker
Executive Vice President
Banking Division
408.494.4534

Corporate Headquarters
150 Almaden Boulevard
San Jose, CA 95113

NASDAQ: HTBK

HERITAGE
COMMERCE CORP